Exhibit 21.1

Subsidiaries of Tri-County Financial Group, Inc.

The following entities comprise the direct and indirect Subsidiaries of the Company:

Name	Jurisdiction of Incorporation or Organization
First State Bank	Illinois

First State Mortgage Services, LLC	Illinois

Tri-County Insurance Services, Inc. (d/b/a First State Insurance)	Illinois